UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JULY 22, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

InFocus Corporation

File No. 000-18908 - CF# 16579

_____

InFocus Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from (i) a Development, Purchase and License Agreement filed as Exhibit 10.33 to a Form 10-K filed on March 4, 2005 and (ii) the exhibits to the Development, Purchase and License Agreement filed as Exhibit 10.1 to a Form 8-K filed on June 23, 2008.

Based on representations by InFocus Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.33 to Form 10-K	through March 31, 2009
Exhibit 10.1 to Form 8-K	through March 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Branch Chief-Legal